Sub-Item 77C: Submission of matters to a vote of security holders

At a special meeting of shareholders, held on May 31, 2001, the following individuals were elected as directors of the registrant:
Allen R. Freedman, Dr. Robert M. Gavin, Jean L. King, Phillip O. Peterson, Robb L. Prince, Leonard J. Santow, Noel F. Schenker, Dr. Lemma W. Senbet and Joseph M. Wikler. Greater than 94% of the registrant's outstanding shares, voting at the meeting, were voted affirmatively for each of the directors elected at this meeting. David M. Znamierowski was elected as a director of the registrant at a meeting of the registrant's Board of Directors held on June 20, 2001.

At the same special meeting of shareholders, shareholders approved the following proposals:

--To approve a definitive investment management agreement for each portfolio of the registrant with Hartford Investment Financial Services Company. Between 91% and 92% of the outstanding shares of each portfolio of the registrant, voting at the meeting, voted
FOR the proposal.   Between 53% and 60% of the outstanding shares
of each portfolio were present at the meeting.

--To approve definitive sub-advisory agreements for each portfolio of the registrant with Hartford Investment Management Company. Between 90% and 91% of the outstanding shares of each portfolio of the registrant, voting at the meeting, voted FOR the proposal. Between 53% and 60% of the outstanding shares of each portfolio were present at the meeting.

At an adjourned meeting of this same special meeting of shareholders, held on June 21, 2001, shareholders approved the following proposal:

--To approve the reorganization of each portfolio of the registrant from a series of a Minnesota Corporation to a series of a Maryland corporation. The shareholders of each portfolio and class of the registrant, individually, approved the proposal at rates ranging between 50% and 75% of the registrant's outstanding shares.